UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended December 31, 2007

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                         Commission file number 0-17071

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                          First Merchants Corporation
                            Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                          First Merchants Corporation
                            200 East Jackson Street
                             Muncie, Indiana 47305

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated May 31, 2008, of our audit on the financial statements of First Merchants Corporation Retirement Income and Savings Plan for the year ended December 31, 2007, which report is included in its Annual Report on Form 11-K.





BKD, LLP

Indianapolis, Indiana
May 31, 2008

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                              EIN 35-1544218 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2007 and 2006

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                           December 31, 2007 and 2006


Contents


Report of Independent Registered Public Accounting Firm........................1



Financial Statements

   Statements of Net Assets Available for Benefits.............................2

   Statements of Changes in Net Assets Available for Benefits..................3

   Notes to Financial Statements...............................................4



Supplemental Schedule

   Schedule H, Line 4i - Schedule of Assets Held for
   Investment Purposes at End of Year.........................................11

            Report of Independent Registered Public Accounting Firm


Audit and Administrative Committee
First Merchants Corporation Retirement and Savings Plan
Muncie, Indiana


We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Retirement Income and Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The  accompanying   supplemental  schedule  is  presented  for  the  purpose  of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Indianapolis, Indiana
May 31, 2008

Federal Employer Identification Number:  44-0160260

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2007 and 2006

Assets
                                                                                    2007                2006
                                                                                ------------------------------------

     Investments, at fair market value

          Common stock                                                          $   898,880           $ 1,180,998

          Mutual funds                                                           41,109,136            38,478,653

          Collective investment fund                                              1,917,967             1,971,563

          Money market funds                                                      2,383,076             1,897,754

          Participant loans                                                          70,133               139,879
                                                                                ---------------     ----------------

                  Total investments                                              46,379,192            43,668,847
                                                                                ---------------     ----------------

     Receivables

          Accrued income                                                             15,511                14,311

          Employer contributions                                                  1,467,396             1,399,525
                                                                                ---------------     ----------------

                  Total receivables                                               1,482,907             1,413,836
                                                                                ---------------     ----------------


     Cash                                                                            17,229                17,355
                                                                                ---------------     ----------------


                  Total assets                                                   47,879,328            45,100,038

Liabilities

          Excess contributions refundable                                                 -                 5,468
                                                                                ---------------     ----------------


Net Assets Available at Fair Market Value
          Adjustment from fair value to contract value for
          interest in collective trust relating to fully
          benefit-responsive                                                     47,879,328            45,094,570

             investment contracts                                                    (9,487)               19,716
                                                                                ---------------     ----------------


Net Assets Available for Benefits                                               $47,869,841           $45,114,286
                                                                                ===============     ================


See Notes to Financial Statements                                         Page 2

                           First Merchants Corporation
                       Retirement Income and Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2007 and 2006

                                                                                     2007                2006
                                                                                ------------------------------------

     Investment Income

          Net appreciation (depreciation) in fair value of investments           (1,638,645)            2,478,543

          Interest and dividends                                                  4,251,214             2,298,773
                                                                                ---------------     ----------------

                  Net investment income                                           2,612,569             4,777,316
                                                                                ---------------     ----------------

     Contributions

          Participants                                                            2,864,855             2,828,581

          Employer                                                                2,394,262             2,312,050

          Rollovers                                                                 324,418               650,796

          Other contributions                                                        10,636                     -
                                                                                ---------------     ----------------

                                                                                  5,594,171             5,791,427
                                                                                ---------------     ----------------


                  Total additions                                                 8,206,740            10,568,743


     Deductions - benefits paid to participants                                   5,451,185             3,847,666
                                                                                ---------------     ----------------


     Net Increase                                                                 2,755,555             6,721,077


     Net Assets Available for Benefits, Beginning of Year                        45,114,286            38,393,209
                                                                                ---------------     ----------------


     Net Assets Available for Benefits, End of Year                             $47,869,841           $45,114,286
                                                                                ===============     ================


See Notes to Financial Statements                                         Page 3

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006


Note 1:  Description of Plan

     The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.


    General

     The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Trust Company is the trustee and recordkeeper of the Plan. In October 2006, the assets were transferred from Mid Atlantic Capital Corporation to Fidelity. Fidelity is now the custodian for a majority of the Plan's assets.


    Contributions

     The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law. Employee rollover contributions are also permitted. Effective January 1, 2007, the Plan will accept Roth elective deferrals made on behalf of participants.

     Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005. The remaining participants may receive three different types of employer contributions. The Corporation's contributions are as follows:

          o Retirement security contributions: range from 2% of pay to 7% of pay based on years of service. The participant must have 1,000 hours of service and be employed at the end of the plan year.

          o Matching contributions: 50% of the first 6% of employees' eligible compensation for all participating employees.

          o Transition contributions: 3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation's defined-benefit plan at February 28, 2005. The participant must have 1,000 hours of service and be employed at the end of the plan year. This contribution will only be applicable through the 2009 plan year.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006


          The entry date for retirement security and transition contributions is March 1, 2005, and each subsequent January 1. Catch-up contributions are also available for participants after they reach 50 years of age before the end of the applicable year.

          The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.


     Participant Investment Account Options

          Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.


     Participant Accounts

          Each participant's account is credited with the participant's contribution, the Corporation's contribution and plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.


     Vesting

          Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. In 2006, the vesting in the retirement security contribution portion of their account plus earnings was 100% after five years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. Effective January 1, 2007, the Plan was amended to change the vesting of the Corporation's retirement security contribution portion of participant's accounts to 100% after three years of credited service. The nonvested balance is forfeited upon termination of service. Forefeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.


    Payment of Benefits

          Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan. At December 31, 2007 and 2006, plan assets include approximately $55,900 and $39,600, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006



     Plan Termination

          Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



Note 2:  Summary of Significant Accounting Policies


    Method of Accounting

          The accompanying financial statements are prepared on the accrual method of accounting.


     Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

          As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was effective for financial statements for the years ending after December 15, 2006.


     Valuation of Investments and Income Recognition

          Quoted market prices, if available, are used to value investments. Participant loans and money market funds are valued at cost, which approximates market. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year. The Plan's interest in the collective investment fund (Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund at year-end.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006


          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


     Plan Tax Status

          The Plan obtained its latest determination letter in September 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


     Payment of Benefits

          Benefit payments to participants are recorded upon distribution.


     Participant Loans

          Effective March 1, 2005, participant loans were acquired from merged plans. Participant loans have never been allowed in the Plan. Effective March 1, 2005, no new loans will be granted under the Plan with respect to any merged plan that had an active loan program. Any outstanding loan will continue to be repaid based on the term of the loan from the merged plan.


     Administrative Expenses

          Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006


Note 3:  Investments

     At December 31, 2, the Plan's investments are held by Fidelity and the Corporation. The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                                                               2007
                                                                                     Net
                                                                                 Depreciation         Fair Value
                                                                                in Fair Value           at End
                                                                                 During Year            of Year
                                                                                --------------- --- ----------------

         Investments at fair value

           Common stock                                                         $  (207,150)          $   898,880

           Mutual funds                                                          (1,431,495)           41,109,136

           Federated Capital Preservation Fund                                            -             1,917,967

         Investments at cost, which approximates market

           Money market fund                                                              -             2,383,076

           Participant loans                                                              -                70,133
                                                                                ---------------     ----------------

                                                                                $(1,638,645)          $46,379,192
                                                                                ===============     ================

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006

                                                                                               2006
                                                                                     Net
                                                                                 Appreciation         Fair Value
                                                                                in Fair Value           at End
                                                                                 During Year            of Year
                                                                                ------------------------------------
         Investments at fair value


           Common stock                                                         $   56,851             $ 1,180,998

           Mutual funds                                                          2,421,692              38,478,653

           Federated Capital Preservation Fund                                           -               1,971,563


         Investments at cost, which approximates market

           Money market fund                                                             -               1,897,754

           Participant loans                                                             -                 139,879
                                                                                ---------------     ----------------

                                                                                $2,478,543             $43,668,847
                                                                                ===============     ================



Interest and dividends  realized on the Plan's  investments  for the years ended
2007 and 2006 were $4,251,214 and $2,298,773, respectively.


The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                                                     2007                2006
                                                                                ------------------------------------


          American Funds Amcap Fund                                             $5,662,008              $5,531,041

          Goldman Sachs Mid Cap Equity Fund                                      4,462,526               4,500,401

          MFS Value Fund                                                         5,427,506               5,068,479

          Oppenheimer Main Street Fund                                           2,741,236               2,770,000

          PIMCO Total Return Fund                                                2,565,006               2,432,313

          Oppenheimer Small & Mid Cap Value Fund                                 3,743,401               3,646,415


                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2007 and 2006




Note 4:  Party-in-Interest Transactions

     Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

     The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

                                                                                                 First Merchants
                                                                                                   Corporation
                                                                                                     Common
                                                                                                      Stock
                                                                                                 ----------------


          Balance, January 1, 2006                                                                $1,073,188

             Changes                                                                                 107,810
                                                                                                 ----------------


          Balance, December 31, 2006                                                               1,180,998

             Changes                                                                                (282,118)
                                                                                                 ----------------


          Balance, December 31, 2007                                                              $  898,880
                                                                                                 ================



     The Corporation provides certain administrative services at no cost to the Plan.

Note 5:  Plan Amendments

     Effective January 1, 2007, the Plan was amended to change the vesting of the Corporation's retirement security contribution portion of participant's accounts to 100% after three years of credited service from 100% after five years of credited service.

     Also effective January 1, 2007, the Plan was amended to accept Roth 401(k) elective deferrals made on behalf of participants.

                              Supplemental Schedule

                           First Merchants Corporation
                       Retirement Income and Savings Plan
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2007
           Employer Identification Number: 35-1544218 Plan Number: 002

                             (a)(b)                                    (c) (e)
                                                                      Description
                                                                         of
                       Identity of Issue,                             Investment
                      Borrower, Lessor, or                         Including Par or                  Current
                          Similar Party                             Maturity Value                    Value
------------------------------------------------------------------ ----------------- -------- -- ----------------
     Common Stock

         *First Merchants Corporation                                        41,157  shares      $  898,880
                                                                                                 ----------------

     Mutual Funds

         AIM Small Cap Equity Fund                                           86,122  shares       1,009,352

         AIM Real Estate Fund                                                23,011  shares         525,115

         American Funds Amcap Fund                                          183,810  shares       5,662,008

         American Funds Europacific Fund                                     11,641  shares         582,760

         American Funds High Income Trust Fund                               69,042  shares         818,833

         Federated Max-Cap Index Fund                                        92,997  shares       2,184,490

         Fidelity Advisor Diversified International Fund                     55,150  shares       1,191,232

         Fidelity Advisor Freedom 2010 Fund                                  30,317  shares         376,236

         Fidelity Advisor Freedom 2015 Fund                                  26,102  shares         328,361

         Fidelity Advisor Freedom 2020 Fund                                  44,152  shares         607,093

         Fidelity Advisor Freedom 2025 Fund                                  23,592  shares         314,957

         Fidelity Advisor Freedom 2030 Fund                                  13,062  shares         190,960

         Fidelity Advisor Freedom 2035 Fund                                  17,077  shares         235,491

         Fidelity Advisor Freedom 2040 Fund                                   7,625  shares         114,680

         Fidelity Advisor Freedom 2045 Fund                                     732  shares           8,454

         Fidelity Advisor Freedom 2050 Fund                                   2,495  shares          28,762

         First American Mid Cap Growth Opportunity Fund                      37,195  shares       1,486,321

         Franklin Limited Maturity U. S. Government Fund                    160,680  shares       1,626,082

         Goldman Sachs Mid Cap Equity Fund                                  127,428  shares       4,462,526

         ING Index Plus Mid Cap Fund                                         75,623  shares       1,095,018


                                                                         Page 11

         MFS Value Fund                                                     204,889  shares       5,427,506

         MFS International New Discovery Fund                                43,664  shares       1,042,266

         Oppenheimer Main Street Fund                                        75,850  shares       2,741,236

         Oppenheimer Small & Mid Cap Value Fund                             104,740  shares       3,743,401

         PIMCO Foreign Bond Fund                                             25,535  shares         260,970

         PIMCO Total Return Fund                                            239,944  shares       2,565,006

         Putnam Small Cap Growth Fund                                        54,298  shares       1,055,010

         Templeton Foreign Fund                                             115,013  shares       1,425,010
                                                                                                -----------------

                                                                                                 41,109,136
                                                                                                -----------------
     Collective Investment Fund

         Federated Capital Preservation Fund                                190,848  shares       1,917,967
                                                                                                -----------------

     Money Market Fund

         Federated Government Obligations Fund                            2,383,076  shares       2,383,076
                                                                                                -----------------


     *Participant Loans                                                      5.00% - 6.25%           70,133
                                                                                                -----------------


                                                                                                $46,379,192
                                                                                                =================



*Party-in-interest


                                                                         Page 12